PEARSON PLC

80 Strand

London

WC2R ORL

T: +00 (0)207 010 2000

www.pearson.com

Ms. Linda Cvrkel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

August 2nd, 2013

Re:	Pearson plc
Form	20-F For the Year Ended December 31, 2012
Filed	March 22, 2013
File	No. 001-16055

Dear Ms. Cvrkel:

Pearson PLC is in receipt of your comment letter dated July 25, 2013, relating to the above-referenced filing, and is currently in the process of preparing a response.

Pursuant to a conversation with Ms. Effie Simpson, we are filing this EDGAR correspondence to confirm that we intend to submit a response to the comment letter no later than September 13, 2013.

Very truly yours,

/s/ Robin Freestone

Robin Freestone

Chief Financial Officer

D: +00 (0)207 010 2341

E: robin.freestone@pearson.com

REGISTERED OFFICE AT THE ABOVE ADDRESS. REGISTERED IN ENGLAND NUMBER 53723